Form C-AR Template for Homestead

This initial information will be entered into an online form:

Address: 5414 West Daybreak Parkway C4 428; South Jordan, Utah 84009

Website: https://www.homestead.tv/

Current # of Employees (includes contractors): 7 (I don't think we count all of the film contractors - I'd say it would make sense to include Ben K., Caitlyn, Brett, Jayson, Andrea, Ben S. and me)

Total Assets YE2024: 6,604,396

Cash and Cash Equivalents YE 2024: 93,190

Accounts Receivable YE 2024: 42,298

Short-Term Debt YE 2024: 5,900,228

Long-Term Debt YE 2024: 0

Revenue/Sales YE 2024: 425,723

Operating Expenses YE 2024: 738,140

Other Expenses YE 2024: 682,230

Taxes Paid YE 2024: 0

Net Income YE 2024: -994,747

Who will Sign Name: Ben Kasica, Showrunner

This information will be formatted and uploaded as an exhibit:
Current Directors and Officers along with their role, responsibilities, and duration in position.
Also, their work experience for the last three years (principal occupation, other employers).

Director:	Principal Occupation	Main Employer	Date of Services
Matt Peterson	Executive	Self Employed	March 1, 2023 to present
Jayson Orvis	Author/Showrunner	Self Employed	March 1, 2023 to present

Ben Kasica	President/Showrunner	Skies Fall	March 1, 2023 to present
Benton Crane	Entertainment Executive	10 Ton	March 1, 2023 to present

Officer:	Position	Dates of Service	Responsibilities
Jayson Orvis	Author/Co-Showrunner	Mar 2023 - Present	Writer, Show runner
Ben Kasica	President/Co-Showrunner	Mar 2023 - Present	Producer, Show runner
Brett Crockett	Chief Marketing Officer	December 2023 - Present	Marketing & Design, Ecommerce, Brand partnerships

Officer Information (See Attachments)
- See Exhibit Jayson Orvis Employment History,
- Exhibit Ben Kasica Employment History,
- Exhibit Brett Crockett Employment History

Beneficial owners (20% or more of the voting power)
- Jayson Orvis
- 10 Ton LLC

Business and Business Plan
Black Autumn Show, Inc. generates revenue from 5 main sources:

- **Movie and TV Series.** Homestead has launched the first two episodes of season one as a movie in theaters December 20, 2024 and will bring in revenue through ticket sales, and will simultaneously release two subsequent episodes of the series for streaming.
- **Product Placement (Sponsorship).** Homestead has, and will continue to, offer sponsorships to strategically aligned businesses and brands with products that fit well into the Homestead story. Depending on the brand's involvement in the story, they pay both a front-end fee and a back-end commission on sales driven by the Show, or simply a back-end commission on sales generated by the show. These partnerships are continuously growing as new opportunities arise by the situations presented in each episode.
- **Merchandising & Marketplace.** Homestead show merchandise has been created (including clothing and accessories) and is currently for sale, and additional products (DVDs, soundtracks, devotionals, books, etc.) are in the works. In addition to show

merch, Homestead has (and will continue to) enter into brand partnerships with brands to sell their products inside the Angel and Homestead marketplaces. When sales are driven by Homestead content and marketing, those brands pay a percentage of the sale (via margin or commission) to Homestead.

- **Pay-it-forward.** The series will participate in Angel Studio's "Pay-it-forward" model where viewers are given the option to pay for others to watch the episodes free of charge. This increases the reach of the Homestead series while also covering the costs associated with the program.
- **Licensing.** Angel Studios will license the show for streaming on their app and in subsequent seasons, to other platforms.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in an offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. Discuss the material factors that make an investment in the issuer speculative or risky:

(1) It is possible that inflation may drive up the cost of services and talent to the point that it jeopardizes our ability to complete the project within budget.

(2) It is possible that any number of unexpected situations may arise that prevent the completion of the production of the tv series.

(3) Because there is limited operating history, we are still aspiring to grow a significant following specifically for the show; promotional efforts may prove to be ineffective in getting Black Autumn readers (purchasers of past books) to transition and support this tv series or in gathering new followers.

(4) We have no control over what other shows or content is released at the same time as our content, thus we cannot know, but it is always possible that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketplace.

(5) Our content is on the political spectrum and any number of scenarios may arise in

which the speech that our content contains is restricted, censored, or otherwise prevented from coming to a larger market, particularly by big social media platforms.

(6) Distribution channels and methods can fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

(7) Our goals are only goals and we cannot foresee events that may arise in the future that will prevent us from completing our plans.

(8) Because investors will hold non-voting securities of the issuer, you will not have a say in how the company operates. Instead, the company will be managed by its managers and officers, and their decisions may prove to be poor decisions for the financial well-being of the company.

(9) We could receive unfavorable reviews and never gain enough traction in the marketplace to become profitable.

(10) The once-hypothetical scenarios illustrated in our show, or others like them, could become reality to the end that we are forced to transition to an agrarian lifestyle to support our families and communities and cease content creation.

CAPITAL STRUCTURE

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Issued	Voting Rights	Other Rights
Common Units	10,171,429	8,020,000	Yes	
Preferred Units	2,171,429	3,449,859	No	20% Preferred Return

Principal common shareholders of the issuer could affect the purchasers of the securities being offered by voting to make business decisions regarding the operations and direction of the company that may be contrary to the wishes of preferred shareholders. This is no different from other companies with similar structure (i.e., common and preferred shares).

BENEFICIAL OWNERS (Over 20% of Voting Shares)

Ben Kasica (23.7%)

How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

A description of the restrictions on transfer of the securities, as set forth in § 227.501;

A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

A description (date, exemption type, type of securities offered, amount sold, use of proceeds) of exempt offerings conducted within the past three years.

A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest (Director, Officer, 20%+ Beneficial Owners of Voting Power, Promoter of the issuer (when formed within last 3 years), or a family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships) of any of the other people).

Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.